March 12, 2020

Robert Kerris
Chief Financial Officer
Ebix, Inc.
1 Ebix Way
Johns Creek, Georgia 30097

       Re: Ebix, Inc.
           Form 10-K for the fiscal year ended December 31, 2019
           Form 8-K filed March 2, 2020
           File No. 000-15946

Dear Mr. Kerris:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32

1. Tell us why you do not include a discussion of how the Yatra combination is expected to impact your financial condition and operating performance. In this regard, the pending acquisition including its purchase price consideration and allocation will have a significant impact on your trends. We further note that Series Y Convertible preferred stock ("Series
      Y") will be issued as consideration for this acquisition and this stock is listed on your balance sheet. Please provide your analysis of the redemption feature and support how you intend to classify the Series Y shares in your balance sheet. Tell us how you will account and value the redemption feature or put right embedded in the preferred shares.
      Further, tell us how you will determine the fair value the Series Y shares. Cite the authoritative literature you relied upon to support your accounting. We refer you to Section III.A of SEC Release No. 33-8350.
 Robert Kerris
FirstName LastNameRobert Kerris
Ebix, Inc.
Comapany2020
March 12, NameEbix, Inc.
Page 2
March 12, 2020 Page 2
FirstName LastName
Valuation of Goodwill, page 47

2. You disclose that you have considered the guidance within ASC 350 and ASC 280 in concluding that you effectively operate as one reporting unit which appears to be a change from four reporting units. Please tell us if you performed an interim goodwill impairment test of your four goodwill reporting units in the third quarter as a result of the change. For any interim impairment test performed, tell us the results of the test and the percentage by which the fair value exceeded the carrying value. If no interim impairment test was performed, please tell us how you concluded that there were no triggering events necessitating an impairment test in light of the change in the composition and carrying amounts of your reporting units. We refer you to ASC 350-20-35-30 and 350-20-35-3C.
Notes to Consolidated Financial Statements
Revenue Recognition and Contract Liabilities, page 69

3. Your response to prior comment 2 includes two statements (1) "the license does not exist in accordance with paragraph 606-10-55-54(a)" and (2) "We do have separate software licensing arrangements that provide the customer the right to use software." Please clarify how these two statements apply to your SaaS arrangements. Revise your disclosure to clearly identify the performance obligations included in Insurance Exchange arrangements
         (i.e. SaaS, licensing, etc.) and whether those arrangements include or do not include the license of intellectual property under ASC 606. Indicate whether some arrangements contain a software license which is recognized at a point in time. Describe how fees for hosting the SaaS performance obligation are charged and indicate whether the transaction fees are payments for those services. Clarify the nature of Subscription services as the disclosure indicates that this service primarily consist of post-contract support services. In addition, please provide disclosures of revenues recognized at a point in time and over time for each product line disclosed in your footnote. We refer you to ASC 606-10-50-
         91(f).
4. You disclose that variable consideration and transaction fees under your SaaS arrangements are recognized by applying the invoice expedient in ASC 606-10-55-18.
         Explain whether the performance obligations under these arrangements are a series of distinct goods or services pursuant to paragraph ASC 606-10-25-14(b). If so, explain why you do not recognize the variable consideration in accordance with ASC 606-10-32-39 through 40 instead of utilizing the invoice expedient.
Form 8-K filed March 2, 2020

Reconciliation of EBITDA, GAAP net income and diluted earnings per share to non-GAAP net income and diluted earnings per share, page 3

5. Please tell us how you determined the Non-GAAP Adjustments to calculate the Non-
         GAAP Net Income and Non-GAAP Operating Income were one-time and non-recurring in nature as these items appear to be a part of operational and normal expenditures. Refer
 Robert Kerris
Ebix, Inc.
March 12, 2020
Page 3
       to Question 100.01, 100.04, and 102.03 of the Non-GAAP Compliance and Disclosure
       Interpretations as well as Item 10(e)(1)(ii)(B) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions.



                                                          Sincerely,
FirstName LastNameRobert Kerris
                                                          Division of
Corporation Finance
Comapany NameEbix, Inc.
                                                          Office of Technology
March 12, 2020 Page 3
cc:       Robin Raina, Chief Executive Officer
FirstName LastName